T. Rowe Price
Renaissance
Fund, Ltd.

A
Sales-Commission-Free
Real Estate Investment

For information on your
Renaissance Fund account, call:
1-800-962-8300 toll free

For information on your
mutual fund account, call:
1-800-225-5132 toll free
410-625-6500 Baltimore area

T. Rowe Price Real Estate Group
100 East Pratt Street
Baltimore, Maryland 21202

Final Report
1997

FELLOW STOCKHOLDER:

Renaissance Fund was organized in 1989 for the primary purpose of acquiring a diversified portfolio of what we considered to be undervalued properties, then operating and holding them for investment purposes. The Fund was structured to have a life of about five to eight years after making its investments. After its intended life span, the Fund would begin an orderly liquidation of its properties, pay final fund expenses and liabilities, distribute net proceeds from the liquidations to stockholders, and dissolve.

     In 1996, we indicated to you our intention to dispose of all properties over the next two to three years. We made this decision since the properties were reaching the end of their anticipated holding periods, and also because of our belief that real estate conditions had improved significantly. Improvements in the real estate capital markets, and in the operating performance of various properties, enabled rents to rise and tenant concessions to decrease. Because of higher occupancy, increasing cash flow, and general market conditions, the prospects for a favorable disposition of fund properties improved, and we decided to investigate opportunities for property sales. As a result, Buckley Square was the first property sold in November 1996.

     In January 1997, the Fund was contacted by a buyer interested in purchasing the remaining properties, as well as those of the other four realty funds sponsored by T. Rowe Price. On April 11, 1997, after considering a less favorable offer from another party and negotiating with the final buyer, the Fund's board of directors unanimously approved the sale of all Fund properties to Glenborough Realty Trust for $27,150,000. A proposal to approve the sale was submitted to a vote of the stockholders at their annual meeting. The transaction was approved by almost 77% of the stockholders on September 11, 1997, and the sale was closed the following day. We are happy to report that, based on final distributions, original investors who did not participate in the dividend reinvestment program realized a total return of approximately 65% over the life of the fund. Those investors who did reinvest realized a slightly higher return.

Distributions

The Fund paid $13 per share on September 19, 1997, which was a substantial portion of the total liquidating distributions. Depending on the election you made, either the distribution was invested in the T. Rowe Price mutual fund you designated, or a check for the amount was sent to you. Enclosed with this report is a check for the final liquidating distribution or a notice that the amount was invested in the fund you selected. Information about the final distribution is contained in the enclosed statement. The 1997 federal income tax treatment of liquidating distributions will be reported to you in January 1998.

Results of Operations

The Fund's net income for its final nine months was $7,149,000, which included a gain of $6,219,000 on the sale of the properties to Glenborough and income of $930,000 from operations. Net income amounted to $4.48 per share. Net income for 1996 included a loss of $223,000 from operations and a gain of $1,368,000 from the sale of Buckley Square. The remaining four properties, Buschwood III, Gatehall I, Post Oak Place, and Valley Business Center, were sold on September 12, 1997, for net proceeds of $26,815,000 and a gain of $6,219,000.

Conclusion

As the real estate market improved in recent years, we seized the opportunity to capture higher prices for portfolio properties in the belief that it was in the best interests of investors to liquidate the Fund as it neared the end of its planned lifespan. Normally, as real estate cycles run their course, rising property prices often lead to an increased supply of new properties, which could result in softer prices sometime later.

     Accordingly, your management and directors believed that this was an opportune time to sell and liquidate the Fund at prices beneficial to stockholders. We would like to thank our investors for their confidence, support, and cooperation during the past eight years.

     Sincerely,

     James S. Riepe
     Chairman

November 3, 1997

CONSOLIDATED BALANCE SHEETS
(In thousands except share data)

                               September 30,  December 31,
                                     1997         1996
                                ____________  ____________


Assets

Real Estate Property Investments
   Land. . . . . . . . . . . . .                 $   5,438
   Buildings and
      Improvements . . . . . . .                    16,245
                                                  ________

                                                    21,683

   Less: Accumulated
      Depreciation
      and Amortization . . . . .                    (1,866)
                                                  ________

                                                    19,817
Cash and Cash Equivalents. . . .  $    3,872         2,738
Accounts Receivable (less
   allowance of
   $10 in 1996). . . . . . . . .          11           277
Other Assets . . . . . . . . . .           -           148
                                ____________

                                  $    3,883     $  22,980
                                ____________    __________
                                ____________    __________

Liabilities and Stockholders' Equity

Liabilities
   Mortgage Loans Payable. . . .                 $   4,106

   Security Deposits and Prepaid
      Rents. . . . . . . . . . .                       268

   Accrued Real Estate
      Taxes. . . . . . . . . . .                       175

   Accounts Payable and
      Other Accrued
      Expenses . . . . . . . . .  $       69           346
   Dividends Declared. . . . . .           -         1,514
                                  __________    __________

Total Liabilities. . . . . . . .          69         6,409
                                  __________    __________

Stockholders' Equity
   Common Stock, $.001 Par Value,
   Authorized 5,500,000 Shares;
      Issued and Outstanding
      1,600,062 and 1,529,446
      Shares . . . . . . . . . .           1             1
   Additional Paid-In
      Capital. . . . . . . . . .       3,813        18,526
   Dividends in Excess of Net
      Income . . . . . . . . . .           -        (1,956)
                                  __________     _________

Total Stockholders' Equity . . .       3,814        16,571
                                  __________     _________

                                  $    3,883     $  22,980
                                  __________     _________
                                  __________     _________

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands except per-share amounts)

                         January 1         Years Ended
                          through         December 31,
                       September 30,
                                                _____________________

                           1997          1996       1995
                        __________    _________       __________

Revenues

Rental Income. . . . .    $  3,131    $   5,231  $   4,822
Interest Income. . . .          84           89         56
                         _________    _________  _________

                             3,215        5,320      4,878
                         _________    _________  _________

Expenses

Property Operating
   Expenses. . . . . .       1,205        2,055      1,749
Real Estate
   Taxes . . . . . . .         352          512        566
Depreciation and
   Amortization. . . .         198          816        807
Decline of Property
   Value . . . . . . .           -          907          -
Fund Management
   Expenses. . . . . .         314          483        420
Interest Expense . . .         216          705        588
Minority Interest in
   Operations and Other
   Expenses. . . . . .           -           65         70
                         _________    _________  _________

                             2,285        5,543      4,200
                         _________    _________  _________

Income (Loss) from Operations
   before Gain on Real
   Estate Sold . . . .         930         (223)       678

Gain on Real Estate Sold
   (Net of minority
   interest in
   1996) . . . . . . .       6,219        1,368          -
                         _________    _________  _________

Net Income . . . . . .    $  7,149    $   1,145  $     678
                         _________    _________  _________
                         _________    _________  _________


Activity per Share

Net Income . . . . . .    $   4.48    $    0.75  $    0.45

                         _________    _________  _________
                         _________    _________  _________

Dividends
   Declared. . . . . .    $  13.00    $    1.44  $    0.59
                         _________    _________  _________
                         _________    _________  _________

Weighted Average Number
   of Shares
   Outstanding . . . .   1,597,426    1,529,663  1,509,428
                         _________    _________  _________
                         _________    _________  _________

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(In thousands except share data)



                                          Dividends
                               Additional in Excess
                  Common Stock   Paid-In   of Net
                  Shares  Amount Capital   Income   Total
                  ______   _____ ______    _______  _____
Balance,
  December 31,
  1994 . . . . . 1,486,743 $   1 $ 17,888 $   (687)$ 17,202
Net Income . . .         -     -        -      678      678
Dividend
  Reinvest-
  ments. . . . .    59,602     0      787        -      787
Share
  Repur-
  chases . . . .   (19,154)    0     (228)       -     (228)
Dividends
  Declared . . .         -     -        -     (891)    (891)
                  ________  ____  _______  _______  _______

Balance,
  December 31,
  1995 . . . . . 1,527,191 $   1 $ 18,447 $   (900)$ 17,548
Net Income . . .         -     -        -    1,145    1,145
Dividend Reinvest-
  ments. . . . .    39,491     0      523        -      523
Share Repur-
  chases . . . .   (37,236)    0     (444)       -     (444)
Dividends
  Declared . . .         -     -        -   (2,201)  (2,201)
                  ________  ____  _______  _______  _______

December 31,
  1996 . . . . . 1,529,446 $   1 $ 18,526 $ (1,956)$ 16,571
Net Income . . .         -     -        -    7,149    7,149
Dividend Reinvest-
  ments. . . . .    83,489     0    1,039        -    1,039
Share Repur-
  chases . . . .   (12,873)    0     (144)       -     (144)
Dividends
  Declared . . .         -     -  (15,608)  (5,193) (20,801)
                  ________  ____  _______  _______  _______

Balance,
  September 30,
  1997 . . . . . 1,600,062 $   1 $  3,813 $      - $  3,814
                  ________  ____  _______  _______  _______
                  ________  ____  _______  _______  _______

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

                         January 1         Years Ended
                          through         December 31,
                       September 30,
                                     ____________________
                           1997          1996        1995
                       _____________   ___________________


Cash Flows from
   Operating Activities

Net Income . . . . . .    $  7,149    $   1,145    $   678
Adjustments to Reconcile Net
   Income to Net Cash
   Provided by Operating
      Activities
   Depreciation and
      Amortization . .         198          816        807
   Decline of Property
      Values . . . . .           -          907          -
   Minority Interest in
      Operations
      and Other
      Expenses . . . .           -           65         70
   Gain on Real Estate
      Sold . . . . . .      (6,219)      (1,368)         -
   Change in
      Receivables. . .         266            4        (99)
   Change in Other
      Assets . . . . .          68           46        (37)
   Change in Security
      Deposits and Prepaid
      Rents. . . . . .        (268)         (58)        32
   Change in Accrued Real
      Estate Taxes . .        (175)        (109)         2
   Change in Accounts
      Payable and Other
      Accrued
      Expenses . . . .        (277)          61        (12)
                         _________    _________  _________

Net Cash Provided by
   Operating
   Activities. . . . .         742        1,509      1,441
                         _________    _________  _________

Cash Flows from Investing
   Activities
Proceeds from Property
   Disposition . . . .      26,815        7,036          -
Investments in Real
   Estate. . . . . . .        (897)        (946)    (6,070)
                         _________    _________  _________

Net Cash Provided by
   (Used in)
   Investing
   Activities. . . . .      25,918        6,090     (6,070)
                         _________     _________   _________

Cash Flows from Financing
   Activities
Dividends Paid . . . .     (22,315)        (763)    (1,141)
Dividend Reinvest-
   ments . . . . . . .       1,039          523        787
Share Repurchases. . .        (144)        (444)      (228)
Minority Interest
   Distributions . . .           -         (915)       (54)
Proceeds of Mortgage Loan,
   Net of Debt Issuance
   Costs . . . . . . .           -            -      5,459
Repayment of Mortgage
   Loans . . . . . . .      (4,106)      (4,870)       (46)
                         _________     _________   _________

Net Cash Provided by
   (Used in) Financing
   Activities. . . . .     (25,526)      (6,469)     4,777
                         _________     _________   _________

Cash and Cash Equivalents
Net Increase during
   Year. . . . . . . .       1,134        1,130        148
At Beginning
   of Year . . . . . .       2,738        1,608      1,460
                         _________    _________  _________

At End of Year . . . .    $  3,872    $   2,738    $ 1,608
                         _________     _________ _________
                         _________    _________  _________

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - THE FUND AND ITS LIQUIDATION

T. Rowe Price Renaissance Fund, Ltd., A Sales-Commission-Free Real Estate Investment (the Fund), was incorporated in 1989 in the state of Maryland. The Fund is qualified and has elected to be treated as a real estate investment trust (REIT) under the Internal Revenue Code. The Fund has not incurred federal income taxes because it met the regulatory requirements to maintain its REIT status and distributed all taxable income to its stockholders.
   The Fund had a reinvestment plan whereby stockholders could elect to have cash dividends automatically reinvested in additional shares of the Fund. The price of shares sold through the plan was established at least annually by the Fund's board of directors based upon the estimated value of a share. The plan was terminated in 1997.
   The Fund also had a redemption plan whereby stockholders could request that the Fund repurchase their shares. The Fund used reinvestment proceeds to repurchase shares at 90% of the estimated value per share. The plan was terminated in 1997.
   After the sale of its remaining four properties on September 12, 1997, the Fund entered into its final liquidating phase. On September 19, 1997, the Fund paid a partial liquidating dividend aggregating $20,801,000 to its stockholders. The Fund will pay a final liquidating cash dividend equivalent to its remaining net assets in November 1997 and, thereafter, will be dissolved.
   The accompanying financial statements for 1997 include estimates of the costs of liquidating the Fund. Results of operations from October 1, 1997 until the date of the final liquidating dividend are not expected to be significant and will consist primarily of interest income and the settlement of receivables and payables.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Fund's financial statements are prepared in accordance with generally accepted accounting principles which requires the use of estimates and assumptions by the Fund's management.
   The consolidated financial statements include the accounts of the Fund and the partnership accounts of Buckley Square Associates in which the Fund had a 90% interest until the property's disposition in 1996.
   The Fund reviewed its real estate property investments for impairment whenever events or changes in circumstances indicated that the property carrying amounts might not have been recoverable. Such a review resulted in the Fund recording a provision for impairment of the carrying value of its real estate property investments if the estimated future cash flows from a property's operations and projected sale were less than the property's net carrying value. When a provision for impairment was recorded, the estimated fair value of the property became its new cost basis.
   Depreciation was calculated primarily on the straight-line method over the estimated useful lives of buildings and improvements, which range from 5 to 40 years. Lease commissions and tenant improvements were capitalized and amortized over the lives of the respective leases using the straight-line method.
   Through December 31, 1995, properties held for sale were depreciated. On January 1, 1996, the Fund adopted Statement of Financial Accounting Standards No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." The impact of adoption was that depreciation expense ceased to be recognized on properties held for sale.
   Cash equivalents consist of all short-term, highly liquid investments including money market mutual funds and marketable U.S. Treasury debt securities with maturities at the time of acquisition of three months or less. The cost of such investments approximates fair value.
   The Fund used the allowance method of accounting for doubtful accounts. Provisions for uncollectible tenant receivables in the amounts of $35,000, $78,000 and $6,000 were recorded in 1997, 1996 and 1995, respectively. Bad debt expense is included in Property Operating Expenses.
   Rental income was recognized on a straight-line basis over the term of each lease. Rental income accrued, but not yet billed, was included in Other Assets and aggregated $86,000 at December 31, 1996.
   Debt issuance costs were amortized on a straight-line basis over the expected life of the related mortgage loan.
   Organization costs were amortized over a five-year period.

NOTE 3 - PROPERTY VALUATIONS

Based upon a review of market conditions, estimated holding period and future performance expectations, the Fund's management determined that the net carrying value of Post Oak Place was not fully recoverable from estimated future operations and projected sale and recognized a decline in property value of $907,000 in 1996.

NOTE 4 - PROPERTY DISPOSITIONS

In November 1996, Buckley Square was sold and the Fund received net proceeds of $6,189,000. The net book value of the Fund's interest in the property was $4,821,000 after deduction of accumulated depreciation and minority interest. Accordingly, the Fund recognized a $1,368,000 gain on the sale of this property in the fourth quarter of 1996.
   On September 12, 1997, the Fund sold its four remaining properties-Buschwood III, Gatehall I, Post Oak Place and Valley Business Center- to a single, third-party buyer for net proceeds of $26,815,000. The sale was approved by more than two-thirds of the Fund's stockholders on September 11, 1997. The net book value of the four properties was $20,596,000 after accumulated depreciation expense and a previously recorded decline in property value. Accordingly, the Fund recognized a $6,219,000 gain on the sale of the four properties in the third quarter of 1997.

NOTE 5 - MORTGAGE LOANS PAYABLE

The Fund acquired three of its properties in part with mortgage loans payable of $2,100,000 for Valley Business Center in 1990, $1,400,000 for Gatehall I in 1994, and $5,500,000 for Buschwood III in 1995. The mortgage loans were repaid in 1996 and 1997 from sales proceeds of real estate property dispositions.

NOTE 6 - TRANSACTIONS WITH RELATED PARTIES

The Fund paid contracted advisory fees to T. Rowe Price Real Estate Group, Inc. (the Investment Manager) and LaSalle Advisors Limited Partnership (the Investment Advisor). The Investment Manager provided communications, cash management, administrative and other related services to the Fund for an advisory fee of .45% per year of the fair market value, as defined, of the Fund's assets and earned $13,000, $133,000, and $119,000 in 1997, 1996, and
1995, respectively. The Investment Advisor provided the Fund with real estate advisory, accounting, and other related services for an advisory fee of .50% per year of the fair market value, as defined, of the Fund's assets and earned $15,000, $147,000, and $132,000 in 1997, 1996 and 1995, respectively.
Recognition of these investment advisory fees is subject to limitations adopted by the Fund pursuant to guidelines promulgated by the North American Securities Administrators Association.
   An affiliate of the Investment Manager earned a normal and customary fee of approximately $4,000, $3,000, and $4,000 from the money market mutual funds in which the Fund made its cash investments during 1997, 1996, and 1995, respectively.
   The Fund also reimbursed the Investment Manager and Investment Advisor for certain defined expenses incurred in operating and administering the Fund. Expense reimbursements for the Investment Manager totaled $46,000, $40,000 and $32,000, for 1997, 1996 and 1995, respectively. Reimbursements for the Investment Advisor totaled $18,000, $30,000 and $30,000 for 1997, 1996 and 1995, respectively.
   In addition, the Fund was obligated to pay acquisition and disposition fees for services rendered in connection with the purchase and sale of properties. In 1995, the Investment Manager and Investment Advisor each received $52,500 in connection with the Buschwood III acquisition. In September 1997, the Fund paid disposition fees of $126,000 to the Investment Manager and $42,000 to the Investment Advisor. The Investment Manager owns 16,000, or 1%, of the Fund's common shares.

NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENT TO TAXABLE INCOME

As described in Note 1, the Fund has not incurred any income tax liability; however, certain timing differences exist between amounts in net income reported for financial statement and federal income tax purposes. These differences (in thousands) are summarized below:

                               1997       1996     1995
                             _________ __________ _________
Net income reported
   in financial
   statements  . . . .     $   7,149     $ 1,145   $  678
Decline of property
   value . . . . . . .          (907)        907        -
Depreciation . . . . .          (247)        140      192
Other items. . . . . .          (354)          8       21
                           _________   _________ ________
Taxable income
   before REIT dividend
   deduction . . . . .     $   5,641     $ 2,200   $  891
                           _________   _________ ________
                           _________     ____________________

INDEPENDENT AUDITORS' REPORT

To the Stockholders
T. Rowe Price Renaissance Fund, Ltd.,
A Sales-Commission-Free Real Estate Investment:

We have audited the consolidated balance sheets of T. Rowe Price Renaissance Fund, Ltd., A Sales-Commission-Free Real Estate Investment, and its consolidated partnership, as of September 30, 1997, and December 31, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the period January 1, 1997, through September 30, 1997, and for the years ended December 31, 1996, and 1995. These consolidated financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Renaissance Fund, Ltd., A Sales-Commission-Free Real Estate Investment, and its consolidated partnership as of September 30, 1997, and December 31, 1996, and the results of their operations and their cash flows for the period January 1, 1997, through September 30, 1997, and for the years ended December 31, 1996, and 1995, in conformity with generally accepted accounting principles.

KPMG Peat Marwick LLP
Chicago, Illinois
October 10, 1997